February 25, 2008
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporate Finance

Re:	Apache Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2007
File No. 001-04300
Ladies and Gentlemen:
This letter contains our response to the comments contained in your letter of January 18, 2008, which commented on our letter of September 21, 2007 (which in turn responded to your letter of August 21, 2007).
By letter dated February 1, 2008, we requested a meeting with the staff and advised you that we would respond by today. We would like to thank you for the time that you spent with us on the phone on February 21, 2008. Our telephone conference with the staff helped us to understand the staff’s position. Based on our conversation, we believe that this response should answer the issues raised in your comment letter. For clarity we have included the original question or comment followed by our response.
We acknowledge that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apache may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 25, 2008

We address the individual comments as below:
     1. We note your responses to prior comments 1, 4, and 6 and reissue these comments in their entirety.
Response:
With respect to prior comment 1, we will provide more detailed explanations in our 2008 proxy statement, including details regarding levels of each named executive officer’s responsibility and performance. With respect to the comment on the 25% of incentive compensation that is based on “personal achievements,” we will describe the holistic process used by the CEO to evaluate that portion of the bonus, which does not involve any ranking or relative weighting of the numerous qualitative factors and is based upon the totality of the information available.
With respect to prior comment 4, we will in our 2008 proxy statement identify the percentiles that are targeted.
With respect to prior comment 6, we will in our 2008 proxy statement identify the corporate goals that were set for 2007 and include quantitative information regarding those goals. We believe that the disclosure of current year (2008) goals would not be material to an understanding of the completed fiscal year (2007) compensation disclosure. With respect to the strategic goals that were considered by the committee in 2007, we believe that because of the large number of goals and that fact that their achievement in many cases is subjectively determined by the committee, specific disclosure is not material to an understanding of the company’s compensation. Furthermore, we believe that because the strategic goals are an integral part of the company’s confidential business plan (and in several cases are ongoing or indicative of what ongoing goals might be) that it would be imprudent for the company to disclose them.
     2. We note your response to prior comment 5 and reissue the comment in part. Please specify the achievements of the Chief Executive Officer and Chairman that were taken into account in determining compensation for 2006.
Response:
In our initial response to prior comment 5, we stated that we would expand the disclosure in our 2008 proxy statement to clarify this issue, and we intended that response to cover a discussion of the achievements of our Chairman and of our Chief Executive Officer.
     3. We note your response to prior comment 7. It does not appear that you have addressed the last sentence of the comment. We therefore reissue the comment in part. Please supplement your disclosure to address the circumstances in which the committee may exercise its discretion and the reason’s for the past year’s exercise of discretion. See Item 402(b)(2)(iv) of Regulation S-K.

Securities and Exchange Commission
February 25, 2008

Response:
Our 2008 proxy statement will describe that while our plans are built upon a mix of objective and subjective factors, each plan is, on the whole, a qualitative analysis and requires the committee to exercise significant discretion at many different points during the course of making compensation decisions.
     4. We note your response to prior comment 8. Given the position expressed in the introductory paragraph of your response letter and the fact that your response to comment 8 only focuses on your CEO’s compensation, it is not clear how you intend to address in future filings the comment with respect to the other named executive officers. We therefore reissue the comment. Please discuss the discrepancies in type and amount of compensation awarded to the named executive officers. See Release 33-8732A, Section II.B.1.
Response:
Our 2008 proxy statement will discuss the discrepancies in type and amount to compensation awarded to the named executive officers to the extent that we believe material to an understanding of compensation. We direct you to the last paragraph of Section II.B.1 of the release, which states “where policies or decisions are materially similar, officers can be grouped together.” With respect to the three named executive officers below our Chairman and our Chief Executive Officer, some of the disclosure in our 2008 proxy statement will be grouped together.

Respectfully, APACHE CORPORATION
/s/ Margery M. Harris
Margery M. Harris
Vice President -- Human Resources